As filed with the Securities and Exchange Commission on May 24, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CORPORATE CAPITAL TRUST, INC.
(Name of Subject Company (Issuer))

CORPORATE CAPITAL TRUST, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

219880 101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Andrew A. Hyltin
Chief Executive Officer
Corporate Capital Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801
(866) 745-3797
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Richard E. Baltz, Esq.
Darren C. Skinner, Esq.
Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004-1206
Tel: (202) 942-5000

CALCULATION OF FILING FEE
TRANSACTION VALUATION	AMOUNT OF FILING FEE
$11,483,083	$1,566.29

* The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,566.29
Form or Registration No.:  Schedule TO
Filing Party:  Corporate Capital Trust, Inc.
Date Filed:  April 11, 2013

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Schedule TO filed with the Securities and Exchange Commission on April 11, 2013 by Corporate Capital Trust, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 1,158,737 shares of its issued and outstanding common stock (the “Shares”) (which number represents 2.5% per quarter of our weighted average number of outstanding shares for the trailing four quarters).  The offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated April 11, 2013, and the related Letter of Transmittal (together, the “Offer”).  The Offer terminated at 5:00 P.M., Central Time, on May 22, 2013, and a total of 68,787.831 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date and have since been accepted for payment by the Company.  In accordance with the terms of the Offer, the Company purchased 68,787.831 Shares validly tendered and not withdrawn at a price equal to $9.91 per Share for an aggregate purchase price of $681,687.40.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2013
CORPORATE CAPITAL TRUST, INC.

By:	/s/ Steven D. Shackelford
Name:	Steven D. Shackelford
Title:	President